MICROMEM TECHNOLOGIES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

May 23, 2008

TO THE SHAREHOLDERS OF
MICROMEM TECHNOLOGIES INC.

Take notice that the Annual and Special Meeting of Shareholders of Micromem Technologies Inc. (the “Company”) will be held at the Albany Club, 91 King Street East, Toronto, Ontario, M5C 1G3 at the hour of 10:00 A.M. (Eastern time) on Wednesday, June 25, 2008, for the following purposes:

1.

to place before the Meeting the financial statements for the fiscal year of the Company ended October 31, 2007 together with the auditors’ report thereon;

2.

to elect Directors for the ensuing year;

3.

to appoint the auditors for the ensuing year and authorize the Directors to fix their remuneration;

4.

to consider and, if thought advisable, to pass an ordinary resolution of the Shareholders of the Company, the full text of which resolution is set out in Appendix “A” to the Circular, to ratify, confirm and approve the adoption of the shareholder rights plan of the Company by the Board of Directors on May 22, 2008 (the “Rights Plan Resolution”), as more particularly described in the Circular; and

5.

to transact such other business as may properly come before the Meeting or any adjournment thereof.

FOR THE REASONS OUTLINED IN THE INFORMATION CIRCULAR, THE
BOARD OF DIRECTORS IS RECOMMENDING THAT SHARHOLDERS VOTE
“FOR” THE RIGHTS PLAN RESOLUTION.

The Directors have fixed the close of business on Monday, May 26, 2008 as the record date for determining shareholders who are entitled to attend and vote at the Meeting.  Shareholders who are unable to attend the Meeting in person are urged to complete and sign the enclosed form of proxy and return it in the postage-paid envelope provided for that purpose.  To be valid, proxies must be received at the office of Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1, no later than June 24, 2008 at 4:30 p.m. (eastern time), or if the Meeting is adjourned, no later than 48 hours (excluding Saturday, Sunday and holidays before such adjourned meeting.

Shareholders entitled to vote who do not expect to be present at the Meeting are urged to date, sign and return the enclosed form of proxy.

DATED at Toronto, Ontario this 23rd day of May, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

Joseph Fuda (signed)
President, C.E.O. and Director